Exhibit 15.1

Recon Technology Reports Financial Results for Fiscal Year 2019 With Revenue Reaching a New
Historical High and Losses Narrowed

BEIJING, Sept. 27, 2019 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the fiscal year ended June 30, 2019.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, "We are delighted to announce another year with strong growth in our business with revenue reaching a historical high since our IPO, losses narrowed and a positive EBITDA result. With consistent implementation of our market strategy by leveraging our knowledge of China’s energy industry and diversifying our revenue sources, our financial results for fiscal year 2019 increased to RMB 102.4 million in revenue from RMB 84.7 million over the same period last year. During fiscal year 2019, we have successfully accomplished our three-year performance goals set by our management in fiscal year 2016 and achieved a revenue Compound annual growth rate (CAGR) of 31%. We will continue to strive for a better performance in the coming years. During fiscal year 2019, we successfully expanded our automation business to the power industry and coal chemical industry by serving China Energy Investment Corporation (“China Energy”) through Shenhua Group Corporation Limited ("Shenhua Group"). Today, we have won bids of RMB40.84 million in the aggregate from the Shenhua Group. During this period, we also have completed most of the construction of our comprehensive disposal treatment project and have entered into the test-running stage. We have signed several contracts with Yumen oilfield and its affiliates to dispose over 2,500 tons of oily sludge, and the revenue to be generated from those projects has not been reflected in the results of operations of fiscal year 2019. We expect our own operations and performance will continue to be improved to bring our shareholders long-term benefits."

Mr. Yin continued, "During fiscal year 2019, we also made an additional investment into Future Gas Station (Beijing) Technology, Ltd ("FGS"), a service company focused on providing new technical applications and data operations to gas stations and providing solutions to gas stations to improve their operations and their customers’ experience. Currently, we hold a 43% interest of FGS. With the support of our investment and operations, online orders in the FGS platform have been increasing and have reached an average level of RMB 7 million per day and accumulated gross merchandise volume (GMV) of the FGS platform has been over RMB1.5 Billion with only 460 gas stations officially operating. We also saw a net profit of FGS from July 2019. We look forward to a more rapid development of FGS in the coming months. In all, our management is striving to seek for more valuable and profitable assets to our shareholders."

Fiscal Year 2019 Financial Highlights (all comparable to the prior year period):

	For the Fiscal Year Ended June 30,
(RMB millions, except per share data)	2018	2019	% Change
Revenue	84.7	102.4	20.9%
Automation product and software	19.0	63.6	234.8%
Equipment and accessories	64.0	24.0	-62.6%
Oilfield environmental protection	1.8	14.9	743.3%
Gross profit	4.2	29.9	619.6%
Gross margin	4.9%	29.2%	24.3	pp
Loss from operations	-40.9	-24.2	40.8%
Net loss attributable to Recon Technology, Ltd	-44.1	-25.4	42.5%
Loss per share	-3.84	-1.30	-66.2%
Adjusted EBITDA (Non-GAAP)	-21.6	1.04	100.4%

* Note: pp represents percentage points

•	Total revenues for fiscal year 2019 increased by 20.9% to RMB102.4 million ($14.9 million).

•	The revenue of automation business was a record RMB63.6 million ($9.3 million) for fiscal year 2019, increasing by 234.8% compared to RMB19.0 million during fiscal year 2018.

•	Gross profit for fiscal year 2019 was RMB29.9 million ($4.3 million). Gross profit margin for fiscal year 2019 was 29.2%, an improvement of 24.3 percentage points compared to fiscal year 2018.

•	Net loss attributable to Recon for fiscal year 2019 was RMB25.4 million ($3.7 million), or RMB1.30 ($0.19) per basic and diluted share, compared to RMB42.3 million, or RMB3.84 per basic and diluted share, for fiscal year 2018.

Fiscal Year 2019 Financial Results

Revenue

Total revenues for the fiscal year ended June 30, 2019 increased by RMB17.7 million, or 20.9%, to RMB102.4 million ($14.9 million) compared to RMB84.7 million for the fiscal year ended June 30, 2018. The increase in revenues was accomplished through the automation products and software and oilfield environmental protection segments.

Revenue from automation product and software increased by RMB44.6 million, or 234.8%, to RMB 63.6 million ($9.3 million) for the fiscal year ended June 30, 2019 from RMB18.9 million for the fiscal year ended June 30, 2018, mainly from orders from Shenhua Group and automation control system projects for Xinjiang East Hope New Energy Co., Ltd. (“East Hope”), a polysilicon producer in China and a wholly-owned subsidiary of East Hope Group, a large Chinese conglomerate.

Revenue from equipment and accessories decreased by RMB40.0 million, or 62.6%, to RMB24.0 million ($3.5 million) for the fiscal year ended June 30, 2019 from RMB64.0 million for the fiscal year ended June 30, 2018. For the year ended June 30, 2018, we accepted some low-margin contracts, resulting in higher revenue. We didn’t continue this type of temporary business in the same period of fiscal year 2019 and the revenue from furnaces decreased dramatically.

Revenue from oilfield environmental protection projects increased by RMB13.1 million, or 743.3%, to RMB14.9 million ($2.2 million) for the fiscal year ended June 30, 2019 from RMB1.8 million for the fiscal year ended June 30, 2018. The increase was mainly derived from our focus on oily wastewater treatment technology. As our oily sludge treatment processing projects begin to production later on year 2019, we believe revenue from this segment will increase.

Cost and Margin

Total cost of revenues decreased by RMB8.0 million, or 10.0%, to RMB72.5 million ($10.6 million) for the fiscal year ended June 30, 2019. The decrease was mainly caused by a significant decrease in cost of revenue incurred in low-margin equipment and accessories contracts.

Cost of revenue from automation product and software increased by RMB32.3 million ($4.7 million), or 190.8%, to RMB49.3 million ($7.2 million) for the fiscal year ended June 30, 2019 from RMB16.9 million for the fiscal year ended June 30, 2018. The increase in cost of revenue from automation product and software was primarily attributable to Shenhua Group contracts with lower margins.

Cost of revenue from equipment and accessories decreased by RMB47.1 million ($6.9 million), or 75.9%, to RMB14.9 million ($2.2 million) for the fiscal year ended June 30, 2019 from RMB62.0 million for the fiscal year ended June 30, 2018. The decrease in cost of revenue from equipment and accessories was primarily attributable to our drop of furnaces to general industry clients.

Cost of revenue from oilfield environmental protection increased by RMB6.5 million ($1.0 million), or 492.5%, to RMB7.9 million ($1.1 million) for the fiscal year ended June 30, 2019 from RMB1.3 million for the fiscal year ended June 30, 2018. The increase in cost of revenue was mainly due to more orders of chemical materials used for waste water treatment.

Gross profit increased significantly by RMB25.7 million, or 619.6%, to RMB29.9 million ($4.3 million) for the fiscal year ended June 30, 2019 from RMB4.2 million from the fiscal year ended June 30, 2018. The improvement in gross profit was primarily due to the increase in revenue and, to a lesser extent, the increase in profit margins. As our business improved with industry recovery and enhancement of our cost control, our margins improved to normal levels. Gross margin increased by 24.3 percentage points to 29.2% for the fiscal year ended June 30, 2019 from 4.9% from the fiscal year ended June 30, 2018.

Operating Expenses

Selling and distribution expenses increased by RMB1.1 million, or 13.3%, to RMB9.1 million ($1.3 million) for the fiscal year ended June 30, 2019 from RMB8.0 million for the fiscal year ended June 30, 2018. This increase was primarily due to an increase in salaries and related expenditures as we expanded our market to new segments of China’s energy markets, including the electronic power and new energy segments, and beyond the oilfield service industry into oily sludge and sewage treatments.

General and administrative expenses increased by RMB6.6 million, or 19.0%, to RMB41.3 million ($6.0 million) for the fiscal year ended June 30, 2019 from RMB34.7 million for the fiscal year ended June 30, 2018. The increase in general and administrative expenses was mainly due to an increase in stock-based compensation expense.

Provision for doubtful accounts was RMB0.6 million ($0.1 million) for the fiscal year ended June 30, 2019, compared to reversal of provision for doubtful accounts of RMB0.8 million for the fiscal year ended June 30, 2018. Management plans to continue to monitor accounts receivable to maintain the provision at a lower level.

Research and development expenses maintained the same level of RMB3.1 million ($0.5 million) for the fiscal year ended June 30, 2019 compared to the same period of last year. The Company was focusing on the commercialization of advanced R&D results into projects, which were undertaken by Gan Su BHD.

Net Loss

Loss from operations was RMB24.2 million ($3.5 million) for the year ended June 30, 2019, compared to a loss of RMB40.9 million for the same period of 2018. This RMB16.7 million ($2.4 million) decrease in loss from operations was primary due to an increase in gross profit, partial offset by an increase in general and administrative expenses and selling and distribution expenses as discussed above.

Net loss was RMB25.8 million ($3.8 million) for the year ended June 30, 2019, a decrease of RMB19.6 million ($2.9 million) from net loss of RMB45.4 million for the same period of 2018. Net loss attributable to Recon for the fiscal year ended June 30, 2018 was RMB44.1 million ($6.7 million), or RMB3.84 per basic and diluted share, compared to RMB25.4 million, or RMB1.30 ($0.19) per basic and diluted share for the fiscal year ended June 30, 2019.

EBITDA

Adjusted EBITDA income was RMB1.0 million for the year ended June 30, 2019, compared to an adjusted EBITDA loss of RMB 21.6 million for the same period last year. Please see the section titled "Non-GAAP Financial Measures" below for a discussion of this metric, which we believe may be informative for investors but which is not a GAAP financial measure.

Financial Condition

As of June 30, 2019, the Company had cash of RMB4.5 million ($0.7 million), compare to RMB45.3 million as of June 30, 2018. As of June 30, 2019, the Company had working capital of RMB55.7 million ($8.1 million) while as of June 30, 2018, the Company had working capital of RMB74.8 million. The decrease in working capital was mainly due to use of cash on construction of new product capabilities and the equity investment of FGS.

Net cash used in operating activities was RMB32.2 million ($4.7 million) for the fiscal year ended June 30, 2019, compared to net cash used in operating activities of approximately RMB19.6 million for the fiscal year ended June 30, 2018. Net cash used in investing activities was RMB13.5 million ($2.0 million) for the fiscal year ended June 30, 2019, compared to RMB17.6 million for the fiscal year ended June 30, 2018. Net cash provided by financing activities was RMB3.5 million ($0.5 million) for the fiscal year ended June 30, 2019, compared to net cash provided by financing activities of RMB76.9 million for the fiscal year ended June 30, 2018.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8668 to $1.00, the approximate exchange rate prevailing on June 30, 2019.

Non-GAAP Financial Measures

In addition to the Company's U.S. GAAP results, this press release includes a discussion of adjusted EBITDA and adjusted earnings (loss) per share, which are non-GAAP financial measures. The Company's management defines adjusted EBITDA as earnings before interest expense, income taxes, depreciation, and amortization expense, and non-recurring expenses. All of the omitted items are either (i) non-cash items or (ii) items that the Company does not consider in assessing the Company's ongoing operating performance. Because adjusted EBITDA omits non-cash items, the Company's management believes that adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization, and other non-cash charges and more reflective of other factors that affect its operating performance. The Company's management defines adjusted earnings per share by eliminating from earnings (loss) per share the impact of a number of non-recurring items the Company does not consider indicative of its ongoing performance. Recon's management believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other competitors, many of which present similar non-GAAP financial measures to investors.

	For the year Ended June 30,
	2018	2019
	RMB	RMB
Reconciliation of adjusted EBITDA to net loss
Net loss	(45,375,234)	(25,782,406)
Provision (benefit) for income taxes	16,230	398,477
Interest expense and foreign currency adjustment	901,589	1,532,442
Provision for (reversal of) slow moving inventories	65,245	65,380
Restricted shares issued for services	3,050,896	845,781
Provision for (net recovery of) doubtful accounts	(841,242)	610,776
Loss from investment in unconsolidated entity	-	959,905
Impairment of investment loss in unconsolidated entity	4,037,736
Share based compensation	840,286	9,647,863
Restricted shares issued for management	14,621,838	11,640,341
Depreciation and amortization	1,119,049	1,124,011
Adjusted EBITDA	(21,563,607)	1,042,570

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemical, renewable energy and environmental protection in the energy and chemical industries, Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

In China:

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn